December 21, 2012

BY EDGAR  - Confidential Correspondence

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Attention:	Martin James
Senior Assistant Chief Accountant

Re:	Midwest Energy Emissions Corp Form 10-K for the fiscal year ended December 31, 2011 Filed April 12, 2012 File No. 0-33067

Dear Mr. James:

On behalf of Midwest Energy Emissions Corp (the “Company”) this letter responds to the Staff’s comment letter dated December 14, 2012 regarding the Company’s above-referenced Form 10-K (the “2011 From 10-K”).  The comment you provided is repeated in italics below.  The Company’s response is provided after the comment.

Comment:

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8.Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 20

1.
Please amend to include a report from your auditors that covers the consolidated statements of operations, stockholders’ deficit, and cash flows for the period from inception through December 31, 2011.

Response:

Today, December 21, 2012, the Company filed an amendment to the 2011 Form 10-K in response to the staff’s comment.  The amended 2011 Form 10-K includes a revised report from the Company’s auditor that covers the consolidated statements of operations, stockholders’ deficit, and cash flows for the period from inception through December 31, 2011.

500 W Wilson Bridge Road, Ste 140, Worthington , OH 43085
Phone: 614-505-6115 ~ Fax 614-505-7377

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to the staff’s response to the foregoing.  Please do not hesitate to contact me at 614.505.6115 with any questions or to discuss this letter.

Sincerely,

/s/ Richard H. Gross
Richard H. Gross
Vice President and Chief Financial Officer (Principal Financial Officer)

500 W Wilson Bridge Road, Ste 140, Worthington , OH 43085
Phone: 614-505-6115 ~ Fax 614-505-7377